NextPlay Technologies, Inc. S-3/A

Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the reference of our firm under the caption “Experts” in this registration statement (Form S-3/A (Amendment No. 2)) for NextPlay Technologies, Inc. and to the incorporation by reference of our report dated August 30, 2021 relating to the consolidated financial statements of HotPlay Enterprise Limited, which appears in NextPlay Technologies, Inc.’s formerly Monaker Group, Inc. Form 8-K/A, for the period from March 6, 2020 (Inception) to February 28, 2021. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, Texas

October 27, 2021